EXHIBIT 21.1

SUBSIDIARIES OF KARTOON STUDIOS, INC.

Name of Subsidiary	State or Jurisdiction of Incorporation
Wow Unlimited Media, Inc.	British Columbia
The Beacon Media Group, LLC	New Jersey
The Beacon Communications Group Ltd.	Ontario